
10035511

PUBLIC

cm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66774

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** AND ENDING **12/31/09**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Centerview Partners LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
31 West 52nd St., 22nd Floor
(No and Street)

New York **NY** **10019**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeanne Vicari **(212) 380-2650**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel & Starr, Certified Public Accountants, LLP
(Name – *if individual, state last, first, middle name)*

1475 Franklin Ave, Garden City, NY **11530**
(Address) (City) (State) (Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS
AND
03 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/17/2010

Frankel & Starr
Certified Public Accountants, LLP

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (212) 683-5100
Phone: (516) 874-8800
Fax: (212) 683-5121

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Member of Centerview Partners LLC

We have audited the accompanying statement of financial condition of Centerview Partners LLC (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Centerview Partners LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Frankel & Starr, Certified Public Accountants, LLP

Frankel & Starr, Certified Public Accountants, LLP
Garden City, New York
February 22, 2010

CENTERVIEW PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Dollars in 000's)

ASSETS

Cash	$ 12,810
Premises and equipment, net	365
Other assets	185
Total assets	$ 13,360

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable, accrued expenses, and other liabilities	$ 87
Due to member	3,245
Total liabilities	3,332
Member's capital	10,028
Total liabilities and member's capital	$ 13,360

The accompanying notes are an integral part of this financial statement.

CENTERVIEW PARTNERS LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

NOTE 1 – ORGANIZATION AND NATURE OF OPERATION

Centerview Partners LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is wholly owned by Centerview Partners Holdings LLC (the "Parent" or "Member"), together with its subsidiaries (the "Group"). The Group provides investment banking and strategic advisory services to a select client base. The Company has an arrangement to share certain revenues and expenses with the Group (See Note 4). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Premises and Equipment

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation. Depreciation of furniture and equipment is recorded on a straight-line basis over the assets' estimated useful lives of five years and three years, respectively. Amortization of leasehold improvements is provided on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

NOTE 3 – CONCENTRATION OF RISK

Cash

During the year ended December 31, 2009, bank account balances exceeded the Federal Deposit Insurance Corporate ("FDIC") limit of $250,000. At December 31, 2009, the bank balances exceeded the insured FDIC limit by approximately $10,638,000.

NOTE 4 – DUE TO/FROM MEMBER / RELATED PARTY

The Company is party to a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Borrowings, which are net of advances, charges and allocations, are due on demand and incur interest each month on the average monthly balance at the Applicable Federal Short-Term Rate in effect for that month. The net effect of these items is included in the balance due to member.

The Company is party to an Expense Sharing Agreement with its Parent. Under terms of this agreement, the Parent pays all rent and other charges related to the New York City premises, owns all fixed assets located in New York City and records all depreciation and amortization.

As of December 31, 2009, the Company has a balance due to the Parent of approximately $3,245,000.

NOTE 5 – PREMISES AND EQUIPMENT

An analysis of furniture, equipment, and leasehold improvements at December 31, 2009 is as follows:

Leasehold improvements	$ 16,000
Furniture and equipment	375,000
	391,000
Less: Accumulated depreciation and amortization	(26,000)
Net book value	$ 365,000

NOTE 6 – INCOME TAXES

The Company files its tax return on a cash basis with its Parent and all tax liabilities are assumed by the Parent and charged to the Company. The deferred taxes on the differences between the Company's financial and taxable income for the unincorporated business tax was immaterial.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 "Income Taxes". Under that guidance the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2009, the Company did not have uncertain tax positions with respect to income-based taxes that had a material impact on the Company's financial statements.

NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of approximately $9,478,000 which exceeded the requirement of $219,000 by $9,259,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was approximately .35:1.

NOTE 8 – SUBSEQUENT EVENTS

The Company did not have any subsequent events through February 22, 2010, which is the date the financial statement was available to be issued, for events requiring recording or disclosure in the financial statement as of December 31, 2009.

CENTERVIEW PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009